YouneeqAI Technical Services, Inc.

2700 Youngfield St., Ste. 280

Lakewood, CO 80215

(250) 216-4275

May 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	YouneeqAI Technical Services, Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-271798)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), YouneeqAI Technical Services, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-271798), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2023, be withdrawn, effective as of the date hereof or at the earliest practicable date hereafter.

As the staff noted in the Staff Statement (https://www.sec.gov/news/statement/staff-statement-borgers-05032024) Issuers with effective Securities Act registration statements are reminded that any sales must be preceded or accompanied by a Securities Act Section 10(a)-compliant prospectus, which must not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. The Registrant has determined that in light of significant delays inherent in reauditing a prior year and the inability to have its quarterly financial statements reviewed properly for timely filing under the Section 15 and Section 13(a) requirements, the only prudent course of action is to withdraw its Registration Statement.

The Registration Statement was declared effective on February 13, 2024; however, no shares of selling shareholders have been sold or submitted to the transfer agent for restrictive legend removal under the registration statement referenced.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Christen Lambert, Attorney at Law at (919) 473-9130.

Sincerely,

 /s/ Murray Galbraith

Murray Galbraith

Chief Executive Officer